VIR BIOTECHNOLOGY, INC.

499 Illinois Street, Suite 500

San Francisco, California 94158

July 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re:	Vir Biotechnology, Inc.

Registration Statement on Form S-1 (File No. 333-239689)

Request for Acceleration of Effective Date

Dear Ms. Adams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vir Biotechnology, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-239689) (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on July 7, 2020, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Laura Berezin of Cooley LLP at (650) 843-5128 or, in her absence, Marianne Sarrazin of Cooley LLP at (415) 693-2157.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Vir Biotechnology, Inc.

/s/ Howard Horn
By:	Howard Horn
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]